

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 6, 2010

Charles Christian Kirley, Esq.
Husch Blackwell Sanders LLP
4801 Main Street, Suite 1000
Kansas City, MO 64112

>   **Re: Bigelow Income Properties, LLC**
>   **Amendment No. 2 to Registration Statement on Form S-11**
>   **Filed November 19, 2010**
>   **File No. 333-165876**

Dear Mr. Kirley:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that you initial warrant entitles the holder to purchase up to 5,000,000 shares; however, assuming that the company sells the maximum amount in this offering, only 208,333 of these shares will be available upon immediate exercise of the initial warrant. We also note that all 5,000,000 shares would become available in the event that the company terminates its agreement with Husch Blackwell. Please disclose whether there are any other circumstances under which the initial warrant may be exercised.

2.   Please revise your prospectus to eliminate unnecessary repetitive disclosure. For example purposes only, you fully describe the terms of your initial warrant in your beneficial ownership section on page 37 and within the Risk Factors. The terms are again fully described on pages 40, 82, 96 and II-2.

Prospectus Cover Page

3.   We note that you will now be offering your shares for cash or in-kind consideration. Please explain how you intend to value and convert such in-kind consideration to the Company's use. For example, will you hold the in-kind consideration in trust and then liquidate it for cash on the IPO date?

Investor Suitability Standards, page 1

4.   We note that your final bullet point under "Suitable Investors" which appears on page 2 states that it is estimated that the first cash distribution will occur no later than the end of your first full calendar quarter following the release of investors funds from escrow. Given that you have no operating history, no sources of revenue and cash of only $31,182.27, please tell us how you have a reasonable basis for this statement. See Item 10(b)(1) of Regulation S-K. Also, please note that you should disclose, if true, that you intend to pay distributions out of the proceeds of this offering.

Prospectus Summary, page 4

5.   Your prospectus summary should provide a balanced overview of the terms of your offering. We note your statement on page 4 which states that the company's objective is to provide a stable level of operating cash flow for distribution to shareholders as well as to increase shareholder value. Please balance this statement with a statement highlighting the fact that you currently have no cash flows from operations.

6.   We note your disclosure on page 4 that you are not organized and will not operate as a real estate investment trust. Given this, please remove the discussion of the Internal Revenue Code requirements for a REIT from your prospectus summary as it does not apply to your offering.

7.   We note your response to comment 9 in our letter dated September 24, 2010 and we reissue, in part, the comment. Since the term "exchange," for the purposes of this offering, means any recognized securities market or regulated quotation service, including the Pink Sheets and the OTC Bulletin Board, when you refer to a nationally recognized exchange please clarify whether you are also referring to the Pink Sheets and the OTC Bulletin Board. For example purposes only, we note your disclosure on page 6 which refers to listing on a "nationally recognized exchange such as Amex or NASDAQ." Please revise here and throughout your prospectus including the definition of the "IPO date."

Compensation of the Directors and their Affiliates, page 8

8.   We note your response to comment 19 in our letter dated September 24, 2010. Please revise this section and the disclosure on page 43 to clarify that the terms of your engagement letter with Husch Blackwell are not limited to this offering.

Risk Factors

9.   We note the risk factor on page 14 relating to the dilution shareholders will face as the initial warrant is exercised. We also note that you plan to raise capital in excess of one hundred million dollars as soon as possible by way of additional equity offerings. Please provide a risk factor which discusses the dilution shareholders will face as when you conduct these future equity offerings.

Any Exercise of Rights Under The Initial Warrant…, page 14

10.   Please expand this risk factor to discuss and quantify the immediate decrease in net tangible book value per share that shareholders will face as a result of the exercise of you initial warrant.

There Is A Risk That Investors May Incur UBTI…, page 23

11.   Please revise this risk factor to define UBTI so that an investor who is unfamiliar with the technicalities of tax law can understand what you mean.

Use of Proceeds, page 27

12.   We note the two line items in the table for "Loan Brokerage Commissions." This appears inconsistent with the fee tables on pages 9 and 43. Please revise or advise. Also see the use of proceeds table on page 7.

13.   Please include a footnote to the table that describes the "Loan Brokerage Commissions."

Capitalization of the Company, page 29

14.   Please revise this section to discuss your capitalization in the event that you raise the minimum proceeds of your offering.

Post IPO Date Independent Directors, page 30

15.   For each of your post IPO date independent directors please clarify the individual's principal occupations and employment during the past five years providing the dates for each position held. See Item 401(e) of Regulation S-K.

16.   For each director nominee, please file a consent by that director to be named in your registration statement as a person who has agreed to serve as a director. See Instruction 2 to Item 401(a) of Regulation S-K and Rule 438 of Regulation C.

Security Ownership of Certain Beneficial Owners and Management, page 36

17.   We note your response to comment 24 in our letter dated September 24, 2010, and we
        reissue, in part the comment. Please clarify whether Mr. Kirley owns his shares by virtue
        of his ownership of 2309 Holdings, LLC. Also please account for the securities over
        which Mr. Kirley may have beneficial ownership due to the exercise of the initial
        warrant. Please include these securities within the table or explain in a footnote why they
        should not be included.

Summary of Policies, page 37

18.   We note your disclosure on pages 37 and 38 that no debt shall be incurred in connection
        with the acquisition of company assets. Please reconcile this with your disclosure on
        page 6 which states that non-recourse debt may be incurred in connection with the
        acquisition of company assets.

Conflicts of Interest, page 44

All Amounts Paid to Directors by the Company …, page 45

19.   We note your disclosure that "[t]he Company's Directors … may receive a loan
        brokerage commission or finder's fee for the acquisition of a loan for the company."
        Please clarify whether the company intends to invest in loans or whether this loan will be
        debt incurred by the company.

Investments in Real Properties, page 49

20.   We note your response to comment 26 in our letter dated September 24, 2010. Please
        revise this section to indicate that your discussion of multifamily properties is for
        example purposes only and is not intended to limit the scope of your potential
        acquisitions.

Expenses Incurred and Reimbursement Obligations, page 56

21.   We note your response to comment 27 in our letter dated September 24, 2010. Please
        revise this section to state the amount of your organizational expenses that have already
        been paid, and how these expenses were paid. Also please revise this section to clarify
        who provided your organizational expenses aside from Mr. Kirley.

Necessity of Prospective Shareholder Obtaining Professional Advice, page 79

22.   We note the second paragraph under this subheading states that in no event should the
        company, the directors, or any of their affiliates, counsel or any other professional
        advisors engaged by them be considered guarantors of the tax consequence of an
        investment in the company. Your prospectus should not imply that investors may be

unable to rely upon the opinion of counsel obtained in connection with the offering. Please revise accordingly.

Notes to Financial Statements

Syndication Costs, page F-4

23.   Please tell us the nature of the services provided that resulted in the paid legal fees as well as the contingent legal fees. Clarify how you determined that these services represent syndication costs and not organization costs or other professional fees.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact William Demarest (202) 551-3432 or Daniel Gordon at (202) 551-3486, if you have questions regarding comments on the financial statements and related matters. Please contact Adam F. Turk at (202) 551-3657 or me at (202) 551-3233 with any other questions.

Sincerely,

Tom Kluck
Branch Chief

cc: Charles Christian Kirley, Esq.
        Via *facsimile*: (816) 421-0596